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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT

                         (PURSUANT TO SECTION 13(E)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934)

                                 PRIMEDIA INC.

              (FORMERLY KNOWN AS K-III COMMUNICATIONS CORPORATION)

                                (Name of Issuer)

                                 PRIMEDIA INC.

                      (Name of Person(s) Filing Statement)

                  $9.20 SERIES E EXCHANGEABLE PREFERRED STOCK

                         (Title of Class of Securities)

                  482727 70 8 (144A) AND 449412 20 5 (REG. S)

                     (CUSIP Number of Class of Securities)

                             ANN M. RIPOSANU, ESQ.
                                 PRIMEDIA INC.
                                745 FIFTH AVENUE
                            NEW YORK, NEW YORK 10151
                                 (212) 745-0100

      (Name, Address and Telephone Number of Person Authorized to Receive

      Notices and Communications on Behalf of Person(s) Filing Statement)

                                    COPY TO:
                             GARY I. HOROWITZ, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000

                                January 16, 1998
               --------------------------------------------------

     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*:                                       AMOUNT OF FILING FEE:
                      $121,450,000.00                                                $37,879.00

* For purposes of calculating the filing fee in accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended, the market value of the $9.20 Series E Preferred Stock (the "Old Preferred Stock") to be acquired pursuant to the Exchange Offer (as defined in the Prospectus attached hereto as Exhibit (a)(i)) was determined by multiplying $97.16 (the book value per share of the Old Preferred Stock as of the date hereof) by 1,250,000 (the maximum number of shares of Old Preferred Stock to be acquired in the Exchange Offer).

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $37,879.00 (representing a portion of the filing fees paid with respect to the filing of the Exchange Offer Registration Statement)
Filing Party:            K-III Communications Corporation
Form or Registration
  No.:                   Form S-4 Registration No. 333-38451
Date Filed:              October 22, 1997

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                               Page 1 of 6 pages

                            Exhibit Index at Page 6

ITEM 1. SECURITY AND ISSUER.

    (a) The issuer of the securities to which this Statement relates is PRIMEDIA Inc. (formerly known as K-III Communications Corporation), a Delaware corporation ("PRIMEDIA"). The principal executive office of PRIMEDIA is located at 745 Fifth Avenue, New York, New York 10151.

    (b) Upon the terms and subject to the conditions set forth in the prospectus dated January 16, 1998 (the "Prospectus"), filed as Exhibit (a)(i) hereto, and in the accompanying Letter of Transmittal, PRIMEDIA is offering to exchange (the "Exchange Offer") one share (or fraction thereof) of its $9.20 Series F Exchangeable Preferred Stock (the "New Preferred Stock") for each outstanding share (or fraction thereof) of its $9.20 Series E Exchangeable Preferred Stock (the "Old Preferred Stock"). The form and terms of the New Preferred Stock are the same as the form and terms of the Old Preferred Stock except that the shares of New Preferred Stock will have been registered under the Securities Act of 1933, as amended (the "Securities Act"), and hence will not bear legends restricting their transfer pursuant to the Securities Act.

    As of January 16, 1998, 1,250,000 shares of Old Preferred Stock were outstanding. No shares of Old Preferred Stock are currently owned by any officer, director or affiliate of PRIMEDIA and, as such, no shares of Old Preferred Stock will be purchased from any of such persons in the Exchange Offer.

    (c) There is currently no established trading market for the Old Preferred Stock.

    (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The consideration to be paid for shares of Old Preferred Stock will be shares of New Preferred Stock newly issued by PRIMEDIA.

    (b) Not applicable.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    The information set forth in "The Exchange Offer--Purpose and Effect of the Exchange Offer" in the Prospectus is specifically incorporated herein by reference.

    In accordance with the terms of the Certificate of Designations for the Old Preferred Stock, shares of Old Preferred Stock acquired by PRIMEDIA in the Exchange Offer will have the status of authorized and unissued shares of preferred stock, undesignated as to series, and may be redesignated and reissued as part of any series of preferred stock.

    (a) Except as set forth in the preceding paragraph, no person will acquire additional securities of PRIMEDIA in connection with the Exchange Offer.

    (b) Not applicable.

    (c) Not applicable.

    (d) Not applicable.

    (e) Not applicable.

    (f) Not applicable.

    (g) Not applicable.

    (h) Not applicable.

    (i) Not applicable.

    (j) Not applicable.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    Not applicable.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information relating to the Registration Rights Agreement between PRIMEDIA and the placement agents of the Old Preferred Stock set forth in "The Exchange Offer--Purpose and Effect of the Exchange Offer" in the Prospectus is specifically incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in "The Exchange Offer--Exchange Agent" and "--Fees and Expenses" in the Prospectus is specifically incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

    (a) The audited consolidated financial statements of PRIMEDIA for the fiscal years ended December 31, 1994, 1995 and 1996 are included in the Prospectus, and are specifically incorporated herein by reference.

    The unaudited consolidated condensed balance sheets and comparative year-to-date income statements and statements of changes in financial position and related earnings per share amounts for the interim periods ended September 30, 1997 and 1996 are included in the Prospectus, and are specifically incorporated herein by reference.

    The information regarding the ratio of earnings to fixed charges for the fiscal years ended December 31, 1996 and 1995 and the interim periods ended September 30, 1997 and 1996 are included in "Prospectus Summary--Summary Consolidated Financial Data" in the Prospectus, and are specifically incorporated herein by reference.

    Book value per share when issued on September 26, 1997, and September 30, 1997 was $97.16.

    (b) Not applicable.

ITEM 8. ADDITIONAL INFORMATION.

    (a) Not applicable.

    (b) Not applicable.

    (c) Not applicable.

    (d) Not applicable.

    (e) Not applicable.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

   (a)(i)  Prospectus, dated January 16, 1998.

  (a)(ii)  Letter of Transmittal with respect to the Old Preferred Stock.

 (a)(iii)  Instruction to Registered Holder from Beneficial Owner of the Old Preferred Stock.

  (a)(iv)  Notice of Guaranteed Delivery with respect to the Old Preferred Stock.

   (a)(v)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9.

      (b)  Not applicable.

      (c)  Registration Rights Agreement dated as of September 26, 1997 among K-III
           Communications Corporation, Morgan Stanley & Co. Incorporated, Merrill Lynch,
           Pierce, Fenner & Smith Incorporated and Salomon Brothers, Inc.

      (d)  Opinion of Simpson Thacher & Bartlett regarding the material United States federal income tax consequences to holders of the Old and New Preferred Stock.

      (e)  See the Prospectus filed as Exhibit (a)(i) above.

      (f)  Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                PRIMEDIA INC.

                                BY:             /S/ DOUGLAS B. SMITH
                                     -----------------------------------------
                                                  Douglas B. Smith
                                             VICE PRESIDENT, TREASURER

    Dated: January 16, 1998

                                 EXHIBIT INDEX

NUMBER     EXHIBIT
---------  ------------------------------------------------------------------------------------------

   (a)(i)  Prospectus, dated January 16, 1998.

  (a)(ii)  Letter of Transmittal with respect to the Old Preferred Stock.

 (a)(iii)  Instruction to Registered Holder from Beneficial Owner of the Old Preferred Stock.

  (a)(iv)  Notice of Guaranteed Delivery with respect to the Old Preferred Stock.

   (a)(v)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

      (b)  Not applicable.

      (c)  Registration Rights Agreement dated as of September 26, 1997 among K-III Communications
           Corporation, Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith
           Incorporated and Salomon Brothers Inc.

      (d)  Opinion of Simpson Thacher & Bartlett regarding the material United States federal income tax consequences to holders of the Old and New Preferred Stock.

      (e)  See the Prospectus filed as Exhibit (a)(i) above.

      (f)  Not applicable.